Exhibit 99.1

PRESS RELEASE

NYSE : B TSX : ABX

Barrick Announces Leadership Transition

Mark Hill Appointed Group COO and Interim President & CEO

Search Underway to Identify Successor President & CEO

All amounts expressed in U.S. dollars

TORONTO, September 29, 2025 – Barrick Mining Corporation (NYSE:B)(TSX:ABX) (“Barrick” or the “Company”) today announced that the Company’s Board of Directors (the “Board”) has appointed Mark Hill as Group COO and Interim President and Chief Executive Officer, effective immediately, following the departure of Mark Bristow.

Mark Hill, who is currently responsible for Barrick’s Latam and Asia Pacific regions, is a seasoned mining executive with 30 years of experience. He joined Barrick in 2006 and has experience in strategy, corporate development and leading major projects across the world, and was also integral in the initial decision to undertake exploration at the Fourmile gold project in Nevada. The Search Committee of the Board, chaired by Brett Harvey, has embarked on a process with the support of a leading executive search firm to identify a permanent President and CEO.

Mark Bristow is stepping down as President and CEO after nearly seven years having joined Barrick following Barrick’s merger with Randgold in 2019. Mark Bristow led the successful integration of the two companies, and during his tenure made significant investments in Barrick’s world-class assets to better position Barrick to maintain profitable gold and copper growth. Since the merger with Randgold in 2019, Barrick has returned $6.7 billion to shareholders and reduced net debt by $4 billion. Most recently, the Company delivered solid Q2 operating performance, strong cash flows, an enhanced quarterly dividend and strong share price performance.

John Thornton, Chairman of the Board, said: “On behalf of the Board, I want to thank Mark for his leadership of Barrick. During his tenure, Mark strengthened our portfolio and helped position Barrick as a leading global producer of gold and copper. As a result, the Company is well-positioned for the next phase of our growth and value creation for all shareholders. We wish Mark the very best for his future.”

“We are delighted to welcome Mark Hill as Group COO and Interim President and CEO. His caliber, experience and deep knowledge of the Company will ensure we maintain momentum. The Board is committed to both finding the right leader to fully capitalize on Barrick’s world-class assets and capabilities, and to driving improved performance, growth and shareholder value,” added Mr. Thornton.

The Company continues to perform in line with our Full Year expectations as set out at Q2 results on August 11, 2025.

About Barrick Mining Corporation

Barrick is a leading global mining, exploration and development company. With one of the largest portfolios of world-class and long-life gold and copper assets in the industry — including six of the world’s Tier One gold mines — Barrick’s operations and projects span 18 countries and five continents. Barrick is also the largest gold producer in the United States. We create real, long-term value for all stakeholders through responsible mining, strong partnerships and a disciplined approach to growth. Barrick shares trade on the New York Stock Exchange under the symbol ‘B’ and on the Toronto Stock Exchange under the symbol ‘ABX’.

Investor Relations Contact

Cleve Rueckert, +1 775 397 5443

cleveland.rueckert@barrick.com

Media Contact

Brunswick Group

Carole Cable, +44 (0) 7974 982 458

barrick@brunswickgroup.com

BARRICK MINING CORPORATION	PRESS RELEASE